

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 16, 2014

Via E-mail
Mr. Benjamin W. Hulburt
President and Chief Executive Officer
Eclipse Resources Corporation
2121 Old Gatesburg Road, Suite 110
State College, Pennsylvania 16803

> **Re:** **Eclipse Resources Corporation**
> **Amendment No. 1 to Draft Registration Statement on Form S-1**
> **Submitted April 1, 2014**
> **CIK No. 0001600470**

Dear Mr. Hulburt:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Inside Cover to Prospectus

1.   By footnote or otherwise, modify the maps on the Inside Cover Page and pages 81 and 83 to clearly state that you only have right to the locations inside the area highlighted in yellow. For example, make it clear that you have no rights to the Marcellus Wells and Utica Wells outside of your "Prospective Acreage Area."

Use of Proceeds, page 51

2.   We note your revised disclosure in response to prior comment 18. Please revise your tabular disclosure to identify as a separate line item each material use of funds and the amount to be allocated to each such use, rather than aggregating the uses of funds. For example, please disclose separately the funds to be applied to (i) repayment of your

revolving credit facility, (ii) your exploration and development program and (iii) capital expenditures, if material.

Critical Accounting Estimates, page 73

Revenue Recognition, page 75

3.   We note your expanded disclosure in response to comment 24 of our letter dated March 21, 2014. However, your disclosure does not appear to identify or discuss any specific uncertainties, estimates used or areas of judgment required by management when accounting for revenues and related transportation costs. In this regard, we reissue our prior comment 24. Please revise your disclosures to address the material implications of the uncertainties that are associated with the methods, assumptions and estimates underlying your critical accounting estimates associated with revenue recognition and transportation costs.

Business, page 77

Future Net Cash Flows, page 94

4.   We note you have adjusted your non-GAAP financial measure labeled PV-10 to exclude abandonment costs in addition to income taxes. Please explain your basis for presenting a measure of PV-10 that excludes abandonment costs. In addition, please expand your disclosure to provide a reconciliation of PV-10 to the standardized measure at December 31, 2013 and 2012. Refer to Regulation S-K, Item 10(e) for further information.

5.   To further our understanding of the abandonment costs you have excluded in your calculation of PV-10, please provide a reconciliation of or explain the relationship between the $8.2 million and $0 abandonment costs excluded in your calculation of PV-10 as of December 31, 2013 and 2012, respectively to the $9.1 million and $13,000 total asset retirement obligations as of December 31, 2013 and 2012.

6.   Your definition of PV-10 is inconsistent with the defined term, "PV-10" as disclosed on page A-4, which states PV-10 includes "estimated future gross revenue to be generated from the production of proved reserves, net of estimated production, future development *and abandonment costs*...[*emphasis added*]" Please revise your disclosures, as applicable.

Executive Compensation, page 114

Long-Term Incentive Compensation, page 115

7.   We note your revised disclosure in response to prior comment 32. Please revise your filing to disclose the specified hurdle rates and return on investment factors that govern

distributions for the units, or tell us why you do not believe that such information is material. Please provide such disclosure based on the terms of the units both before and after your corporate reorganization and this offering. Similarly, please disclose the "certain circumstances" in which Management Holdco will participate in distributions from Eclipse Holdings.

8.   Please disclose whether the vesting of any incentive units will be accelerated by your corporate reorganization and this offering. In that regard, we note your disclosure that the incentive units will vest "upon a sale of Eclipse I."

9.   Disclosure on page 115 of your submission states that distributions will be made indirectly to former holders of incentive units from the assets of Eclipse Holdings through either (i) an in-kind distribution of your common stock that will be held by Eclipse Holdings immediately following your corporate reorganization or (ii) a cash distribution generated by the sale of such common stock. Please describe the accounting impact of this distribution with reference to the relevant guidance per FASB ASC 718-10.

Financial Statements

Notes to Unaudited Pro Forma Consolidated Financial Statements

Note 3 – Supplemental Disclosure of Oil and Natural Gas Operation, page F-7

10.   Your revisions to the changes in pro forma standardized measure to adjust for the Oxford acquisition in response to comment 37 of our letter dated March 21, 2014 do not appear to appropriately adjust for the acquisition as if it had taken place on January 1, 2013. We would expect your pro forma adjusting column labeled Eclipse Resources-Ohio Acquisition to reflect the historical activity disclosed in the changes in standardized measure on page F-60. Please revise your disclosures or tell us why you believe the current disclosure is appropriate.

Eclipse Resources I, LP

Notes to the Consolidated Financial Statements

Note 10 – Commitments and Contingencies

(a) Legal Matters, page F-33

11.   We have reviewed your revised disclosures located outside the footnotes in response to comments 14 and 39 of our letter dated March 21, 2014, which provide additional information regarding the potential impact of the West lawsuit and other similar leases. FASB ASC 450-20-50-4 requires the disclosure of an estimate of the possible loss or range of loss or a statement that such an estimate cannot be made. Please expand

Mr. Benjamin W. Hulburt
Eclipse Resources Corporation
April 16, 2014
Page 4

your disclosures within the footnotes to provide the information required by FASB ASC 450-20-50-4.

<u>Exhibits</u>

12.   We note that the form of Class C Units Grant Agreement filed as Exhibit 10.10 in response to prior comment 46 references certain defined terms not defined in such agreement, including the term "Exit Event." Please file as exhibits all agreements governing the terms of the incentive units held by management. For example, please file the Amended and Restated Agreement of Limited Partnership dated as of June 10, 2013 and the agreement establishing the "target investment returns" referenced in Exhibit 10.10.

<u>General</u>

If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

You may contact Shannon Buskirk, Staff Accountant, at (202) 551-3717 or Ethan Horowitz, Branch Chief, at (202) 551-3311 if you have questions regarding comments on the financial statements and related matters. You may contact John Hodgin, Petroleum Engineer, at (202) 551-3699 with questions about engineering comments. Please contact Karina V. Dorin, Staff Attorney, at (202) 551-3763 or, in her absence, Laura Nicholson, Staff Attorney, at (202) 551-3584 with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director

cc: Bryn Sappington, Esq.